UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                                 Form 11-K

              (Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:

OR

[x]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended: December 31, 2005

Commission file number: 001-09764

          A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated
Retirement Savings Plan

          B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated
1101 Pennsylvania Avenue, NW
Washington, DC 20004

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

Page
Number

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits – December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Plan Benefits – Year ended December 31, 2005 and six months ended December 31, 2004.	3

Notes to Financial Statements	4

Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2005	9

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – Year ended December 31, 2005	10

Signatures	11

Exhibit Index	12

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Harman International Industries, Incorporated
     Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2005 and six months ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 and six months ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Los Angeles, California
June 9, 2006

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HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004

ASSETS:
Investments, at fair value (note 3):
Cash	$72,843	25,217
Money market	350,506	445,331
Mutual funds	130,859,971	108,756,938
Collective trust	54,880,896	43,006,987
Common stock	63,273,490	107,529,961

Total investments	249,437,706	259,764,434

Contributions receivable:
Participant	600,411	2,743
Employer	5,870,315	3,144,821

Total contributions receivable	6,470,726	3,147,564

Total assets	255,908,432	262,911,998

LIABILITIES:
Refund of excess contribution	---	1,000

Net assets available for Plan benefits	$255,908,432	262,910,998

See accompanying notes to financial statements.

                                                                           - 2 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2005 and six months ended December 31, 2004

	2005	2004

Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(19,318,879)	36,378,037
Interest and dividends	6,634,501	2,492,736

Total investment (loss) income	(12,684,378)	38,870,773

Contributions:
Employer	12,122,228	3,826,228
Participant	10,990,504	4,903,691
Rollovers	803,128	862,491

Total contributions	23,915,860	9,592,410

Transfer in from plan merger	660,557	---

Total additions	11,892,039	48,463,183

Deductions from net assets attributed to:
Benefit payments	18,834,172	4,899,455
Administrative expenses	60,433	20,300

Total deductions	18,894,605	4,919,755

Net (decrease) increase	(7,002,566)	43,543,428

Net assets available for Plan benefits:
Beginning of year	262,910,998	219,367,570

End of year	$255,908,432	262,910,998

See accompanying notes to financial statements.

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HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)     Summary of Significant Accounting Policies

          (a)     Basis of Presentation

         The accompanying financial statements of the Harman International Industries, Incorporated (the Company) Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits as of December 31, 2005 and 2004, and changes in those net assets for the year ended and six months ended, respectively.

          (b)     Investments

                     The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year‑end. The Company stock is valued at its quoted market price. The investment in the collective trust is limited to guaranteed investments contracts issued by insurance companies, banks, or other financial institutions. These investments are stated at estimated fair value. Unit value is determined by dividing the fund’s net asset value by the units outstanding at valuation dates.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

          (c)     Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

          (d)     Payment of Benefits

Benefits are recorded when paid.

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HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

          (e)     Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by Harman International Industries Incorporated, the Sponsor.

          (f)     Risks and Uncertainties

The Plan provides for various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

At December 31, 2005 and 2004, approximately 25% and 41%, respectively, of total Plan investments were invested in Harman International Industries, Incorporated common stock.

(2)     Plan Description

The Plan agreement dated June 27, 2004, amends and restates the Harman International Industries, Incorporated Retirement Savings Plan.  As a result of the amendment, the Plan’s year end changed from June 26 to December 31.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description.

          (a)     Contributions

Participants in the Plan may contribute on a tax‑deferred basis from 1% to 50% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants and a matching contribution equal to 50% of the eligible

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HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

participant’s tax ‑ deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company’s board of directors. For the six months ended December 31, 2004, there was no profit sharing contribution. For the year ended December 31, 2005, the Board of Directors approved a profit sharing contribution of 2.5% of each eligible participant’s compensation.

          (b)     Vesting

Participants are 100% vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death, or disability.

          (c)     Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, and 14 mutual funds.

          (d)     Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s tax‑deferred contribution percentage.

          (e)     Benefits

Upon separation from service, retirement at age 65, disability retirement, or death, participants or their beneficiaries are entitled to receive their vested balances in a lump‑sum distribution.

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HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

          (f)     Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer’s contributions.  At December 31, 2005 and 2004, forfeited nonvested accounts totaled $298,154 and $176,860, respectively, and were fully used to reduce employer contributions.

Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60‑consecutive‑month period of separation.

(3)     Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

Description	2005	2004

The Putnam Fund for Growth and Income	$25,012,998	23,146,514
Putnam Voyager Fund	29,371,309	28,846,560
Putnam Stable Value Fund	54,880,896	43,006,987
Harman International Industries, Incorporated common stock	63,273,490	107,529,961
All other investments less than 5%	76,899,013	57,234,412

	$249,437,706	259,764,434

                                                                           - 7 -

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During the year ended December 31, 2005 and six months ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004

Mutual funds	$3,948,733	5,869,733
Common stock	(23,267,612)	30,508,304

Total	$(19,318,879)	36,378,037

(4)     Related-party Transactions

Certain Plan investments are shares of mutual funds managed by Mercer Trust Company.  Mercer Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in interest transactions.  Expenses paid by the Plan to the Trustee for the years ended December 31, 2005 and 2004 were insignificant.

(5)     Plan Merger

Effective June 1, 2005, the board of directors of the Company approved a resolution to merge the QNX Software Systems 401(k) Plan into the Plan.  The accompanying statement of changes in net assets available for Plan benefits reflects the transfer in of net assets of this merged plan in the amount of $660,557.

(6)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(7)     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current value

Putnam Management Company, Inc. *	Cash	$72,843
Putnam Management Company, Inc. *	Money Market Fund (350,506 shares)	350,506
	Mutual funds:
Putnam Management Company, Inc. *	AIM Small Cap Growth Fund (328,740 shares)	9,043,649
Putnam Management Company, Inc. *	American Europacific Growth Fund (143,813 shares)	5,909,272
Putnam Management Company, Inc. *	Lord Abbett Small Cap Value Fund (404,499 shares)	11,471,600
Putnam Management Company, Inc. *	Pimco Total Return Fund (602,722 shares)	6,328,585
Putnam Management Company, Inc. *	T. Rowe Price Blue Chip Growth Fund (102,669 shares)	3,355,215
Putnam Management Company, Inc. *	Vanguard Windsor II Fund (148,858 shares)	4,663,730
Putnam Management Company, Inc. *	The George Putnam Fund of Boston (535,453 shares)	9,622,093
Putnam Management Company, Inc. *	The Putnam Fund for Growth and Income (1,265,200 shares)	25,012,998
Putnam Management Company, Inc. *	Putnam Voyager Fund (1,636,285 shares)	29,371,309
Putnam Management Company, Inc. *	Putnam Asset Allocation Growth Portfolio (439,447 shares)	5,392,018
Putnam Management Company, Inc. *	Putnam Asset Allocation Balanced Portfolio (359,350 shares)	4,010,341
Putnam Management Company, Inc. *	Putnam Asset Allocation Conservative Portfolio (195,202 shares)	1,813,427
Putnam Management Company, Inc. *	Putnam International Equity Fund (321,037 shares)	8,440,071
Putnam Management Company, Inc. *	Putnam S & P 500 Index Fund (199,741 shares)	6,425,663
Putnam Management Company, Inc. *	Putnam Stable Value Fund – invested in contracts with various companies, with various maturity dates and interest rates ranging from 5% to 7.5% (54,880,896 units)	54,880,896

Harman International Industries, Incorporated *	Common stock (646,638 shares)	63,273,490

		$249,437,706

* Party in interest investment.

See accompanying report of independent registered public accounting firm.

                                                                           - 9 -

Schedule 2

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year ended December 31, 2005

(a) Identity of party involved	(b) Relationship to Plan, employer, or other party in interest	(c) Description of transaction including rate of interest	(d) Amount on line 4(a)	(e) Lost interest

Harman International Industries, Incorporated	Plan Sponsor	Employee deferrals not deposited in a timely manner. Interest rate of 1.5%	$1,058	16

Harman International Industries, Incorporated	Plan Sponsor	Employee deferrals not deposited in a timely manner. Interest rate of 6.1%	$173	11

			$1,231	27

It was noted that there were unintentional delays by the Company in submitting 2005 employee deferrals in the amount of $1,231 to the trustee.  In August 2005 and March 2006, the Company reimbursed the Plan for lost interest in the amount of $11 and $16, respectively.

See accompanying report of independent registered public accounting firm.

                                                                           - 10 -

SIGNATURES

             The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 29, 2006	By: /s/ Sandra S. Buchanan

Sandra S. Buchanan Director, Human Resources

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HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

* Filed herewith

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